FOR IMMEDIATE RELEASE

Dejour Gibson Gulch Value Substantiated by Williams Co. Purchase of Piceance Properties

Denver Colorado, August 17, 2009 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ/TSX: DEJ)

On August 10, 2009 Williams Company (NYSE:WNB) announced the acquisition of developed and undeveloped properties for approximately US$258M. Management of Dejour believes, as a result of this acquisition, it can now substantiate the quality and the value of its 2,200 operated acres (72% working interest) in the same region of the Piceance Basin.  Dejour has confirmed through multiple sources that the acreage purchased consist of Orion Energy Partners' Kokoppelli Development located on the northern boundary of Bill Barrett Corporation’s Gibson Gulch Field. Dejour's Gibson Gulch project is located entirely within the geographic boundary of the 9,000 gross acre (8,000 net) core area of this purchase.

“Depending on how you apportion the value of the property acquired by Williams, we believe the purchase sets the current market value for the Dejour operated interest in this field somewhere between US$40M and US$80M.  More importantly, it independently substantiates our internal studies of the area showing a fully developed PV-10 after tax value for the Dejour operated leases of approximately US$400M based on a 10-acre Williams Fork development.  We also recognize a probable resource in the Mancos shale beneath these leases that when fully developed could be of equal or greater value than the Williams Fork” stated Hal Blacker, President of Dejour USA (Corp).

Chairman & CEO, Robert L. Hodgkinson remarked, “We have been anticipating a change in the operator of the Kokoppelli Field during this period of low natural gas prices and we are very pleased to have a company the quality of Williams, with their technical and financial muscle taking the lead role in the area.  With an expected increase in the price of natural gas in 2010 and 2011, we believe now is the time to begin the full development of the prolific Williams Fork resource under these leases. We also believe that the economics of this development, when combined with the deeper Mancos gas potential now emerging in this portion of the Piceance, will compete favorably with any other natural gas production resource in the country.”

About Dejour

Dejour Enterprises Ltd. is a high growth oil and natural gas company operating multiple  exploration and production projects in North America’s Piceance / Uinta Basins (128,000 net acres) and Peace River Arch region (20,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. In 2008, the company developed production of over 1,000 barrels of oil equivalent daily from less than 2000 of its 150,000 net acre land base. After asset sales to reduce debt in 2009, Dejour is developing its exploration programs to continue to grow its production.

Dejour, headquartered in Vancouver, Canada, maintains operations offices in Denver, Colorado and Calgary, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information:  This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

598 – 999 Canada Place,

Vancouver, BC Canada V6C 3E1

Phone: 604.638.5050  Facsimile: 604.638.5051

Email: investor@dejour.com